EXECUTION VERSION

AGENCY AGREEMENT

December 31, 2018

C21 Investments Inc.
595 Howe Street, Suite 303
Vancouver, BC V6C 2T5

Attention:        Robert Cheney, Chief Executive Officer

Dear Sirs/Mesdames:

            Each of the undersigned, including Industrial Alliance Securities Inc. (the “Lead Agent”), Canaccord Genuity Corp. and Sprott Capital Partners, a division of Sprott Private Wealth LP (collectively with the Lead Agent, the “Agents”) understand that C21 Investments Inc. (the “Corporation”) proposes to create, issue and sell units of the Corporation (each, an “Initial Unit”), at a price of $1,000 per Initial Unit (the “Offering Price”), each Initial Unit comprised of: (i) one $1,000 principal amount 10% unsecured convertible debenture (each, an “Initial Debenture”) and (ii) one-half of one non-transferable debenture warrant (each whole warrant, an “Initial Warrant”), each Initial Warrant entitling the holder thereof to purchase, for a period of 24 months from the Closing Date (as defined herein), one additional 10% unsecured convertible debenture (each, a “Warrant Debenture”) at an exercise price of $1,000 per Warrant Debenture.

            The Initial Debentures will be issued pursuant to a debenture indenture (the “Debenture Indenture”) to be entered into between the Corporation and Alliance Trust Company (the “Trustee”), as debenture trustee, and to be dated as of December 31, 2018, or such other date as may be determined by the Corporation and the Agents (the “Closing Date”). The Initial Debentures will bear interest at an annual rate of 10.0%, payable every six months, and will mature on December 31, 2020 (the “Maturity Date”). The outstanding principal amount of the Initial Debentures may be converted (the “Debenture Conversion”), at the option of the holder, into Common Shares (as defined herein) (each, a “Debenture Share”) at a price of $0.80 per Common Share (the “Debenture Conversion Price”). The Debenture Conversion may take place at any time prior to the close of business on the earlier of: (i) the sixth Business Day (as defined herein) preceding the Maturity Date; or (ii) the date fixed for Redemption (as defined herein) (the “Conversion Terms”). The description of the Debentures (as defined herein) herein is a summary only and is subject to the specific attributes and provisions of the Debentures to be set forth in the Debenture Indenture. In case of any inconsistency between the description of the Debentures in this Agreement and the terms of the Debentures set forth in the Debenture Indenture, the provisions of the Debenture Indenture will govern.

            Each Initial Warrant will be issued pursuant to a warrant indenture (the “Warrant Indenture”) to be entered into between the Corporation and the Trustee, as trustee, and to be dated as of December 31, 2018, or such other date as may be determined by the Corporation and the Agents. Each Initial Warrant will entitle the holder thereof to purchase, for a period of 24 months from the Closing Date, one Warrant Debenture at an exercise price of $1,000 per Warrant Debenture. The Warrant Debentures will bear interest at an annual rate of 10.0%, payable every six months, and will mature on the Maturity Date. The outstanding principal amount of Warrant Debentures may be converted (the “Warrant Debenture Conversion”), at the option of the holder, into the Common Shares (each, a “Warrant Debenture Share”) at a price of $0.90 per Common Share (the “Warrant Debenture Conversion Price”). The Warrant Debenture Conversion may take place pursuant to the Conversion Terms. The description of the Warrants (as defined herein) herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

            The Agents will have an option (the “Over-Allotment Option”), exercisable in whole or in part, to arrange for the purchase and sale of up to such number of Units (the “Over-Allotment Units”) as is equal to 15% of the Units sold by the Agents under the Offering, under and on the same terms as the Offering. If the Agents exercise the Over-Allotment Option in full, a total of 11,500 Units for aggregate gross proceeds of $11,500,000 will be issued and raised, respectively. The Over-allotment Option shall be exercisable on notice in writing to the Corporation, in whole or in part, at any time until the Closing Date. Each Over-Allotment Unit shall be comprised of one Debenture (each, an “Over-Allotment Debenture”) and one-half of one Warrant (each whole Warrant, an “Over-Allotment Warrant”), each Over-Allotment Warrant entitling the holder thereof to purchase, for a period of 24 months from the Closing Date, one additional Warrant Debenture (each, an “Over-Allotment Warrant Debenture”). The outstanding principal amount of the Over-Allotment Debentures may be converted (the “Over-Allotment Debenture Conversion”) at the option of the holder, into Common Shares (each, an “Over-Allotment Debenture Share”) at the Debenture Conversion Price. The Over-Allotment Debenture Conversion may take place pursuant to the Conversion Terms. The outstanding principal amount of Over-Allotment Warrant Debentures may be converted (the “Over-Allotment Warrant Debenture Conversion”), at the option of the holder, into the Common Shares (each, an “Over-Allotment Warrant Debenture Share” and together with the Over-Allotment Units, the Over-Allotment Debentures, the Over-Allotment Warrants, the Over-Allotment Warrant Debentures, the Over-Allotment Debenture Shares, and the Over-Allotment Warrant Debenture Shares, the “Over-Allotment Securities”) at the Warrant Debenture Conversion Price. The Over-Allotment Warrant Debenture Conversion may take place pursuant to the Conversion Terms. The Agents shall be entitled to the same commission provided herein in respect of any Over-Allotment Units issued and sold upon exercise of the Over-Allotment Option.

            As used in this Agreement, (i) “Debentures” means, collectively or individually, as the context requires, the Initial Debentures, the Warrant Debentures, the Over-Allotment Debentures, the Over-Allotment Warrant Debentures, the Agents’ Debentures (as defined herein) and the Agents’ Warrant Debentures (as defined herein); (ii) “Warrants” means, collectively or individually, as the context requires, the Initial Warrants, the Over-Allotment Warrants and the Agents’ Warrants (as defined herein); and (iii) “Units” means, collectively or individually, as the context requires, the Initial Units, the Over-Allotment Units and the Agents’ Units (as defined herein).

            Fractional Common Shares will not be issued on Debenture Conversion, Warrant Debenture Conversion, Over-Allotment Debenture Conversion, Over-Allotment Warrant Debenture Conversion, Agents’ Debenture Conversion or Agents’ Warrant Debenture Conversion. In lieu of fractional Common Shares, the Corporation will pay cash in an amount equal to any such fraction multiplied by the Debenture Conversion Price or Warrant Debenture Conversion Price, as applicable, provided that such amount is greater than $20.00.

            Upon a Change of Control (as defined herein) of the Corporation, holders of the Debentures will each have the right to require the Corporation to repurchase their Debentures, in whole or in part on the date that is 30 days following notice of the Change of Control, at a price equal to 105% of the principal amount of the Debentures then outstanding, plus accrued and unpaid interest thereon (the “Offer Price”). If 90% or more of the principal amount of the Debentures outstanding on the date of the notice of Change of Control have been tendered for redemption (the “Redemption”), the Corporation will have the right to redeem all of the remaining Debentures at the Offer Price.

            The Debenture Conversion Price and Warrant Debenture Conversion Price will be subject to adjustment in certain events including, without limitation, the subdivision or consolidation of the outstanding Common Shares or securities convertible into Common Shares by way of stock dividend or distribution, the issue of rights, options or warrants to all or substantially all of the holders of Common Shares in certain circumstances, and the distribution to all or substantially all of the holders of Common Shares of any other class of shares, rights, options or warrants, evidences of indebtedness or assets.

            As used in this Agreement, “Securities” means, collectively or individually, as the context requires, the Units, the Debentures, the Warrants, the Debenture Shares, the Warrant Debenture Shares, the Over-Allotment Securities and the Agents’ Securities (as defined herein).

            Upon and subject to the terms and conditions set forth herein, the Corporation hereby appoints the Lead Agent to act as lead agent and sole bookrunner to the Corporation on behalf of the Agents, to arrange for the sale of a minimum of 5,000 Units and a maximum of 10,000 Units, at the Offering Price, for aggregate gross proceeds of a minimum of $5,000,000 and a maximum of $10,000,000 (subject to increase in the event that the Over-Allotment Option is exercised in full or in part), on a marketed “best efforts” basis to Purchasers (as herein defined) resident in Alberta, British Columbia, Manitoba, Ontario, and Saskatchewan, and such other provinces or territories of Canada as the Corporation and the Agents agree upon (the “Offering Jurisdictions”), provided that the Units are lawfully offered and sold on a basis exempt from the prospectus or similar requirements of such Offering Jurisdictions, including continuous disclosure obligations. The offer and sale of the Units pursuant hereto is referred to as the “Offering”.

            The Agents will receive from the Corporation a fee equal to: (a) 6.0% of the gross proceeds of the Offering resulting from the sale of Units to Purchasers (other than purchasers identified on a mutually agreed upon subscriber list (the “President’s List”)); and (b) 3% of the gross proceeds of the Offering resulting from the sale of Units to purchasers on the President’s List (collectively, the “Agents’ Fee”). In addition, the Corporation has agreed to issue to the Agents warrants for the purchase of Debentures in a number equal to: (a) 6% of the number of Units sold to purchasers (other than to purchasers on the President’s List); and (b) 3% of the number of Units sold to purchases on the President’s List (collectively, the “Agents’ Compensation Warrants”). Each Agents’ Compensation Warrant entitles the holder thereof to purchase one Unit (each, an “Agents’ Unit”) at the Offering Price at any time prior to the date that is 24 months from the Closing Date, each Agents’ Unit comprised of: (i) one $1,000 principal amount 10% unsecured convertible debenture (each, an “Agents’ Debenture”) and (ii) one-half of one non-transferable debenture warrant (each whole warrant, an “Agents’ Warrant”), each Agent’s Warrant entitling the holder thereof to purchase, for a period of 24 months from the Closing Date (as defined herein), one additional 10% unsecured convertible debenture (each, an “Agents’ Warrant Debenture”) at an exercise price of $1,000 per Agents’ Warrant Debenture. The outstanding principal amount of the Agents’ Debentures may be converted (the “Agents’ Debenture Conversion”) at the option of the holder, into Common Shares (each, an “Agents’ Debenture Share”) at the Debenture Conversion Price. The Agents’ Debenture Conversion may take place pursuant to the Conversion Terms. The outstanding principal amount of the Agents’ Warrant Debentures may be converted (the “Agents’ Warrant Debenture Conversion”), at the option of the holder, into the Common Shares (each, an “Agents’ Warrant Debenture Share” and together with the Agents’ Compensation Warrants, the Agents’ Units, the Agents’ Debentures, the Agents’ Warrants, the Agents’ Warrant Debentures, the Agents’ Debenture Shares, the “Agents’ Securities”) at the Warrant Debenture Conversion Price.

            The Lead Agent acknowledges that it has received from the Corporation $10,000 as a retainer for the Agents’ legal counsel (the “Retainer Fee”), such Retainer Fee to be credited against the Agents’ legal costs on the closing of the Offering. The Lead Agent acknowledges that it has also received from the Corporation a non-refundable work fee (the “Work Fee”) of $20,000, plus applicable tax, for providing advisory services and such other services as the Lead Agent and the Corporation may agree upon, as well for offsetting the costs of the Lead Agent incurred in performing its due diligence and marketing of the Corporation, to brokers and eligible investors in support of the Offering. Whether or not the Offering is completed, all reasonable costs and expenses of the Offering incurred by the Agents (such costs and expenses not to exceed $10,000 in the aggregate without the prior written approval of the Corporation) and all fees of the Agents’ designated legal counsel (such amount not to exceed $60,000 (plus applicable taxes and disbursements), unless otherwise agreed to by the Agents and the Corporation) (collectively the “Agents’ Expenses”), shall be borne by the Corporation, such Agents’ Expenses to be paid to the Lead Agent upon receipt of the Agents’ statement of expenses by the Corporation: (i) at the Closing Date; or (ii) upon termination of the Offering.

            The Corporation agrees that the Agents will be permitted to appoint, at their sole expense, and in their sole discretion, other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering, and that the Agents may determine the remuneration payable to such other dealers appointed by them, such remuneration to be the sole responsibility of the Agents.

TERMS AND CONDITIONS

            The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

1.	Definitions and Interpretation

(1)	In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“1K Default” means the failure of a reporting issuer to file the annual oil and gas disclosure prescribed by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities or a technical report for a mineral project required under National Instrument 43-101 Standards of Disclosure for Mineral Projects as prescribed by Alberta securities laws;

“Acquisition Targets” means Silver State Relief LLC and Silver State Cultivation LLC; Phantom Venture Group, LLC; SDP Development Group, LLC; Megawood Enterprises Inc.; and Swell Companies Limited;

“affiliate”, “associate”, “distribution”, “misrepresentation”, “material fact” and “material change” shall have the respective meanings ascribed thereto in the Securities Act (British Columbia);

“Agents” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Compensation Warrants” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Debentures” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Debenture Shares” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Expenses” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Fee” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Units” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Warrant Debentures” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Warrant Debenture Shares” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Warrants” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

 “Agreement” means this agency agreement, as it may be amended from time to time;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder;

“Business Day” means a day which is not Saturday or Sunday or a statutory holiday in Vancouver, British Columbia;

“Change of Control” means: (i) any event as a result of or following which any Person, or group of Persons “acting jointly or in concert” within the meaning of applicable securities laws, beneficially owns or exercises control or direction over an aggregate of more than 50% of the then outstanding Common Shares; or (ii) the sale or other transfer of all or substantially all of the consolidated assets of the Corporation, provided, however, that a Change of Control will not include a sale, merger, reorganization or other similar transaction if the previous holders of the Common Shares hold at least 50% of the voting shares of such merged, reorganized or other continuing entity;

“Claims” has the meaning ascribed thereto in Section 12(1);

“Closing Date” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Closing Time” means 7:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may agree in writing;

“Common Shares” means the common shares in the capital of the Corporation;

“Conversion Terms” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Corporate Presentation” means the corporate presentation dated November 4, 2018, and includes any schedules and appendices attached thereto;

“Corporation” means C21 Investments Inc., a corporation existing pursuant to the BCBCA;

“Corporation’s Auditors” means Davidson & Company LLP or such other firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

 “Debenture” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Debenture Conversion” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Debenture Conversion Price” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Debenture Indenture” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Debenture Share” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“EFF” has the meaning ascribed thereto in Section 5(1)(yy);

“Employee Plans” has the meaning ascribed thereto in Section 5(1)(nn);

“Engagement Letter” means the engagement letter between the Corporation and the Lead Agent dated October 30, 2018 and amended December 14, 2018;

“Exchange” means the Canadian Securities Exchange;

“Financial Statements” has the meaning ascribed hereto in Section 5(1)(t);

“Governmental Body” means any government, parliament, legislature, regulatory authority, agency, commission, board or court or other law, rule, or regulation making entity having or purporting to have jurisdiction on behalf of any nation, state, province or subdivision thereof including any municipality or district;

“IFRS” means International Financial Reporting Standards;

“Indemnified Parties” and “Indemnified Party” have the meaning ascribed thereto in Section 12(1);

“Indentures” means the Debenture Indenture and Warrant Indenture;

“Initial Debentures” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Initial Warrants” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Initial Units” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Lead Agent” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Losses” shall have the meaning ascribed thereto in Section 12(1);

“Material Adverse Effect” means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, financial condition or results of operations of the Corporation or the Subsidiaries, as applicable, on a consolidated basis;

“Maturity Date” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“NI 45-102” means National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators, as amended from time to time;

“notice” has the meaning ascribed thereto in Section 16;

“Offering” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Offering Jurisdictions” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Operative Agreements” means, collectively, this Agreement, the Subscription Agreements, the Indentures, and the certificates, if any, representing the Securities;

“Over-Allotment Debentures” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Over-Allotment Debenture Shares” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

 “Over-Allotment Option” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Over-Allotment Securities” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Over-Allotment Units” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Over-Allotment Warrants” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Over-Allotment Warrant Debentures” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Over-Allotment Warrant Shares” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Person” includes any individual, corporation, body corporate, sole proprietorship, partnership, limited partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate or Governmental Body, and a natural person in his capacity as trustee, executor, administrator or other legal representative;

“President’s List” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Previously Announced Acquisitions” means the proposed acquisition by the Corporation of the Acquisition Targets pursuant to the following agreements: (i) Amended and Restated Membership Interest Purchase Agreement made effective December 12, 2018 between Sonny Newman and C21 Investments Inc. in respect of Silver State Relief LLC and Silver State Cultivation LLC; (ii) Membership Interests Purchase Agreement made effective October 16, 2018 between Skyler D. Pinnick, Edmond F. Funtanellas, Allister D. Schultz, Tyson J. Hawkins, Norway T. Pinnick, Kevin J. Snavely, Russell R. Rotondi and Noel M. Pinnick and C21 Investments Inc. in respect of Phantom Venture Group, LLC; (iii) Membership Interests Purchase Agreement made effective October 16, 2018 between Skyler D. Pinnick and Edmond F. Funtanellas, Allister D. Schultz, Tyson J. Hawkins, Norway T. Pinnick, Kevin J. Snavely, Russell R. Rotondi and Noel M. Pinnick and SDP Development Group, LLC and C21 Investments Inc. in respect of SDP Development Group, LLC; and (iv) Share Purchase Agreement made effective October 30, 2018 between Alleh Lindquist, Eric Shoemaker, Michael Thale, Elliot Rohde, Tyler Williams and Miranda Keenan and C21 Investments Inc. in respect of Swell Companies Limited, in each case as amended prior to the date of this Agreement;

“Purchase Price” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Purchasers” means the Persons (which may include the Agents) who, as purchasers, acquire Units by duly completing, executing and delivering Subscription Agreements together with the aggregate Purchase Price therefor that are accepted by the Corporation;

“Related Party” means in respect of the Corporation or the Subsidiary: (i) a Person which alone or in combination with others holds a sufficient number of securities or has contractual rights sufficient to affect materially the control of the Corporation or the Subsidiary, (ii) a Person in respect of which a Person referred to in section (i) alone or in combination with others holds a sufficient number of securities or has contractual rights sufficient to affect materially its control, (iii) a Person in respect of which the Corporation or the Subsidiary alone or in combination with others holds a sufficient number of securities or has contractual rights sufficient to affect materially its control, (iv) a Person who beneficially owns, directly or indirectly, voting securities of the Corporation or the Subsidiary or who exercises control or direction over voting securities of the Corporation or the Subsidiary or a combination of both carrying more than 10% of the voting rights attached to all voting securities of the Corporation or the Subsidiary for the time being outstanding, (v) a director or senior officer of the Corporation or the Subsidiary or related party of the Corporation or the Subsidiary, or (vi) an affiliate of any of the foregoing;

“Retainer Fee” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Returns” means all reports, estimates, declarations of estimated tax, information statements, elections and returns relating to, or required to be filed in connection with, any Taxes;

“Securities” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Securities Laws” means, as applicable, all applicable securities laws in each of the Offering Jurisdictions, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in the Offering Jurisdictions;

“Selling Firm” has the meaning ascribed thereto in Section 5(2)(e);

“Subscription Agreements” means the subscription agreements in the forms agreed upon by the Lead Agent and the Corporation pursuant to which Purchasers agree to subscribe for and purchase the Units as contemplated herein and shall include, for greater certainty, all schedules and exhibits thereto;

“Subsequent Financing” has the meaning ascribed thereto in Section 3(p);

“Subsidiaries” means subsidiaries of the Corporation, including USH, UNH and EFF, and “Subsidiary” means any one of the Subsidiaries;

“Tax” or “Taxes” means all taxes, fees, stamp taxes, duties, levies and other charges and assessments however denominated, together with any interest, fines, or penalties, with respect thereto charged or imposed by any Governmental Body, which taxes shall include, without limiting the generality of the foregoing, all federal, local, provincial, territorial, state and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall, profits, stamp, license, payroll, labour, employee withholding, social insurance, gross receipts, business licence, environmental, capital, withholding, production, value-added, ad valorem, goods and services tax and other taxes, assessments, charges, duties, royalties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly, by withholding or indirectly pursuant to a contractual obligation to indemnify any person, and whether or not requiring the filing of a Return);

“Tax Act” means the Income Tax Act (Canada), as amended;

“Termination Event” has the meaning ascribed thereto in Section 8;

“Trustee” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“UNH” has the meaning ascribed thereto in Section 5(1)(xx);

“Unit” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“U.S. Cannabis Laws” has the meaning ascribed thereto in Section 5(1)(d);

“USH” has the meaning ascribed thereto in Section 5(1)(ww);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder;

“Warrants” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Warrant Debenture” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Warrant Conversion Price” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Warrant Debenture Conversion” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Warrant Debenture Share” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Warrant Indenture” has the meaning ascribed thereto in the opening paragraphs of this Agreement; and

“Work Fee” has the meaning ascribed thereto in the opening paragraphs of this Agreement.

(2)

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof. Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(3)	Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

(4)

Whenever a representation and warranty herein is qualified by the phrase “to the knowledge of” or words to the similar effect, such qualification refers to the actual knowledge of the Person giving the representation and warranty and the knowledge that they would have had if they had conducted a reasonable inquiry of senior management of the Person into the relevant subject matter thereof. The term “including” means “including without limiting the generality of the foregoing”.

(5)	Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

2.	The Offering

(1)

The Agents shall use their “best efforts” to arrange for the purchase and sale of the Units which comprise the Offering in the Offering Jurisdictions only on a private placement basis, in a manner exempt from any prospectus or offering memorandum filing or delivery requirements, in compliance with applicable Securities Laws; however, it is understood and agreed that the Agents shall have no obligation to purchase the Units.

(2)	The Agents acknowledge that the Corporation is not taking any steps to qualify the Securities for distribution with any securities authority outside of the Offering Jurisdictions.

(3)

The Agents acknowledge that none of the Securities have been, and none of such securities will be, registered under the U.S. Securities Act or applicable securities laws of any state of the United States.

(4)

The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation in connection with the purchase and sale of the Units such that the distribution of the Units may lawfully occur without the necessity of filing a prospectus or a registration statement in any jurisdiction, and the Agents undertake to use commercially reasonable efforts to cause Purchasers under the Offering to complete any forms required by Securities Laws or other applicable securities laws in respect of such distribution. All fees payable in connection with such filings shall be at the expense of the Corporation.

(5)	The obligations of the Agents hereunder are several and not joint, nor joint and several. No Agent shall be liable hereunder with respect to any act, omission or conduct of any other Agent.

(6)

Neither the Corporation nor the Agents shall: (i) provide to prospective Purchasers any document or other material or information that would constitute an offering memorandum within the meaning of Securities Laws, other than the Corporate Presentation; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Units, including causing the sale of the Units to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Units whose attendees have been invited by general solicitation or advertising.

(7)

The Corporation will give the Lead Agent and its counsel the opportunity to review and comment on any press releases relating to the Offering prior to release. Any press release relating to the Offering shall be in form and content agreed to by the Lead Agent acting reasonably. The Units will not be offered in the United States nor to, or for the account or benefit of, persons in the United States or U.S. Persons, any press release issued by the Corporation concerning the Offering shall contain language substantially similar to the following: (i) “NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.”; and (ii) “The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.” Notwithstanding the foregoing, this subsection (7) shall not be interpreted so as to prevent any party from complying with the continuous disclosure requirements under applicable law or regulation.

(8)

The Corporation acknowledges that the Purchasers are relying on, and are entitled to the benefit of, the representations, warranties and covenants of the Corporation contained in this Agreement. The Corporation further acknowledges that the Corporate Presentation is an offering memorandum for the purposes of Applicable Securities Laws, and that the Subscribers shall be entitled under Applicable Securities Laws to the statutory rights of action for damages or rescission, as described in the Corporate Presentation, if the Corporate Presentation contains a misrepresentation (as defined in applicable Securities Laws)

3.	Covenants of the Corporation.

(1)	The Corporation hereby covenants to the Agents and to the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the completion of the Offering, that:

(a)

the Corporation will use commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default under the Securities Laws of the Offering Jurisdictions;

(b)

the Corporation shall allow the Agents and their representatives to conduct all due diligence investigations regarding the Corporation and the Subsidiaries that the Agents may reasonably require to be conducted in connection with the Offering;

(c)

on or before the Closing Date, the Corporation shall, and shall use its reasonable effort to cause the Trustee to enter into the Indentures. The Indentures shall be in such form and shall contain such terms as shall be consistent with the description of the terms of the Debentures and Warrants, as applicable, contained in this Agreement and the Subscription Agreements, subject to such changes as may be approved by the Agents and the Corporation;

(d)	the Corporation shall use its best efforts to fulfill, at or before the Closing Date, each of the conditions set out in Section 7;

(e)

the Corporation shall execute and deliver at or before the Closing Date, the Operative Agreements and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

(f)

the Operative Agreements will be executed and delivered by the Corporation in compliance with the laws of its jurisdiction of incorporation and with the provisions of its certificate of incorporation and its notice of articles and articles;

(g)	the Corporation shall ensure that all necessary corporate action will have been taken by the Corporation to authorize the issuance of the Securities;

(h)

the Debentures and the Warrants that comprise the Units shall be duly and validly created, authorized and issued on payment of the Purchase Price therefor (or in the case of the Agents’ Securities, as consideration for the services performed by the Agents hereunder), such Debentures and Warrants having attributes corresponding in all material respects to the description thereof set forth in the Operative Agreements;

(i)	upon exercise of the Warrants, the Debentures (other than the Initial Debentures) will be duly and validly created, authorized and issued, in accordance with their terms;

(j)	on or prior to the Closing Date, the Corporation shall have reserved a sufficient number of Common Shares for issuance upon the conversion of the Debentures in accordance with their terms;

(k)

in connection with the issuance and sale of the Units (or in the case of the Agents’ Units, the issuance as consideration for the services performed by the Agents hereunder), the Corporation will execute and file with Securities Regulators all forms, notices, reports and certificates required to be filed pursuant to applicable Securities Laws within the prescribed time periods;

(l)

the Corporation will use its commercially reasonable efforts to maintain the listing of the Common Shares, and any Common Shares issued upon conversion of the Debentures on the Exchange or another recognized stock exchange or quotation system following the Closing Date, provided that this covenant shall not apply in the event the Corporation completes the sale of all or substantially of its assets to a third party or its Common Shares (and any Common Shares that are issued upon conversion of the Debentures) are subject to a take-over or similar change of control transaction that is successfully completed and results in one person holding all of the outstanding voting securities of the Corporation;

(m)

until the Closing Date, the Corporation will advise the Agents, promptly after receiving notice or obtaining knowledge of: (i) the imposition of cease trading or similar orders affecting the Units or any other securities of the Corporation, or the securities of the Subsidiaries, or the institution, threatened or in contemplation, of any proceeding for any such purpose; and (ii) any request made by any Securities Regulators. The Corporation will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(n)

the Corporation will not, directly or indirectly, offer, issue, sell or grant any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of the Lead Agent, such consent not to be unreasonably withheld, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (ii) the exercise of outstanding warrants; (iii) obligations of the Corporation in respect of existing agreements; (iv) the conversion of the Debentures; or (v) the issuance of securities by the Corporation in connection with acquisitions in the normal course of business, including the Previously Announced Acquisitions;

(o)

proceeds from the sale of the Units will be used to cover the costs, or a portion thereof, of the Previously Announced Acquisitions as well as for general purposes and administration costs of the Corporation; and

(p)

if the minimum Offering is raised and the Corporation does not complete the Offering through no fault of the Agents, the Corporation agrees that it will retain the services of the Lead Agent with respect to any financing initiated within six months of the termination of this Agreement (“Subsequent Financing”).

4.	Material Changes.

(1)

During the period from the date hereof to the Closing Date, the Corporation shall, upon becoming aware of same, promptly notify the Agents (and, if requested by the Agents, confirm such notification in writing) of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, prospects, liabilities (contingent or otherwise) or capital of the Corporation or the Subsidiaries, as applicable.

(2)

During the period from the date hereof to the Closing Date, the Corporation shall promptly, and shall take reasonable commercial steps to ensure that the Corporation complies with all applicable filing and other requirements under applicable Securities Laws of any material change referred to in Section 4(1). The Corporation shall in good faith discuss with the Agents any fact or change in circumstances (actual, anticipated, contemplated or threatened, and financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Agents pursuant to this Section 4.

5.	Representations and Warranties of the Corporation.

(1)

The Corporation represents and warrants to the Agents and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in connection with the completion of the Offering, that:

(a)

the Corporation is a corporation incorporated and validly existing under the laws of British Columbia and have all necessary corporate power, authority and capacity to own, lease and operate its properties and assets and conduct its business as currently conducted;

(b)

each of the Subsidiaries are corporations incorporated and validly existing under the laws of its respective jurisdictions and have all necessary corporate power, authority and capacity to own, lease and operate its properties and assets and conduct its business as currently conducted;

(c)

the Corporation owns, directly or indirectly, all of the issued and outstanding shares or ownership interests of each of the Subsidiaries, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares and interests have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and interests and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation or the Subsidiaries of any interest in any of such shares or interests or for the issue or allotment of any unissued shares, interests or other securities in the capital of the Subsidiaries, including any other security convertible into or exchangeable for any such shares or interests;

(d)

other than in respect of certain United States federal laws relating to the cultivation, distribution or possession of cannabis in the United States, as disclosed in the Risk Factors in the Corporate Presentation, and other related judgments, orders or decrees (collectively, the “U.S. Cannabis Laws”), each of the Corporation and the Subsidiaries has conducted, and is conducting, its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business except where the failure to so comply would not have a Material Adverse Effect. Without limiting the generality of the foregoing, to the knowledge of the Corporation, neither the Corporation nor any Subsidiaries has received a written notice of non-compliance, nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits (other than with respect to the U.S. Cannabis Laws);

(e)

except for the U.S. Cannabis Laws, the Corporation is not aware of any pending or contemplated change to any applicable law, regulation or governmental position or rule of the Exchange that would materially adversely affect the business of the Corporation or the Subsidiaries or the business or legal environment under which the Corporation or the Subsidiaries operate;

(f)

except for the U.S. Cannabis Laws, the Corporation and the Subsidiaries are duly qualified and hold all material permits, licences, registrations, permits, qualifications, consents and authorizations necessary or required to carry on their business as now conducted and to own, lease or operate each of their assets and properties except where the failure to obtain any permits, licences, registrations, permits, qualifications, consents and authorizations would not have a Material Adverse Effect, and all such permits, licences, registrations, permits, qualifications, consents and authorizations are in full force and effect in accordance with their terms except where the failure to so maintain permits, licences, registrations, permits, qualifications, consents and authorizations would not have a Material Adverse Effect;

(g)

the Corporation has all requisite corporate power and authority to create, issue and sell, as applicable, the Securities, and neither the Corporation nor the Subsidiaries nor, to the knowledge of the Corporation, any other Person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Corporation’s or any of the Subsidiaries’ dissolution or winding up, and the Corporation and the Subsidiaries, as applicable, have all requisite corporate power and corporate authority to enter into each of the Operative Agreements to which it is a party;

(h)

at the Closing Date, all consents, approvals, permits, authorizations or filings as may be required under Securities Laws or by the Exchange for the execution and delivery of the Operative Agreements and the issue and sale, as applicable, of the Securities have been made or obtained, as applicable, and the Offering, other than the final filings with the Exchange and receipt of the final Exchange approval and the filing with applicable securities commissions within the prescribed time periods of a report in Form 45-106F1;

(i)

the execution and delivery of each of the Operative Agreements, the performance by the Corporation of its obligations thereunder and the issue and sale, as applicable, of the Securities, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both): (i) any statute, rule or regulation applicable to the Corporation; (ii) the constating documents, articles, notice of articles or resolutions of the Corporation which are in effect at the date hereof; (iii) any material mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation is a party to or bound by; or (iv) any judgment, decree or order binding the Corporation or any of its assets and properties;

(j)	neither the Corporation nor the Subsidiaries are in violation of its constating documents;

(k)

at the Closing Time, the Operative Agreements shall have been duly authorized and executed by the Corporation and upon such execution each shall constitute a valid and binding obligation of the Corporation and each of the Operative Agreements shall be enforceable against the Corporation in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(l)

the Debentures and the Warrants that comprise the Units will be duly and validly created, authorized and issued on payment of the Purchase Price therefor (or in the case of the Agents’ Securities, as consideration for the services performed by the Agents hereunder), such Debentures and Warrants having attributes corresponding in all material respects to the description thereof set forth in the Operative Agreements;

(m)	upon exercise of any Warrants, the Debentures (other than the Initial Debentures) will be duly and validly created, authorized and issued, in accordance with their terms;

(n)	on or prior to the Closing Date, the Corporation shall have reserved a sufficient number of Common Shares for issuance upon the conversion of the Debentures in accordance with their terms;

(o)

in connection with the issuance and sale, as applicable, of the Securities, the Corporation will execute and file with Securities Regulators all forms, notices, reports and certificates required to be filed pursuant to applicable Securities Laws within the prescribed time periods;

(p)	Computershare Investor Services Inc. has been duly appointed as the registrar and transfer agent of the Corporation with respect to the Common Shares and on or prior to the Closing Date,

(q)	on or prior to the Closing Date, the Trustee will have been duly appointed as trustee under the Indentures;

(r)

except for the Previously Announced Acquisitions, neither the Corporation nor any of the Subsidiaries is currently party to any agreement in respect of: (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material assets and properties or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiaries, as applicable, whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Corporation or the Subsidiaries, as applicable (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Corporation or the Subsidiary or otherwise);

(s)

(i) the condensed consolidated interim financial statements of the Corporation, as applicable, for the six months ended July 31, 2018; and (ii) the audited financial statements for the years ended January 31, 2018 and January 31, 2017 (the “Financial Statements”) have been prepared in accordance with IFRS consistently applied throughout the periods referred to therein;

(t)

except as disclosed to the Lead Agent, the Corporation’s Financial Statements accurately reflect all of the Corporation’s liabilities or indebtedness (absolute, contingent, accrued or otherwise) of any kind whatsoever, whether or not of the nature normally required to be disclosed for financial statement purposes under IFRS, except for legal fees and other reasonable expenses incurred in connection with the transactions contemplated herein and except for any such liabilities and indebtedness incurred in connection with ongoing operations in the ordinary course of business consistent with past practices;

(u)

there are no actions, suits, investigations or proceedings pending or threatened against or affecting the Corporation or any of the Subsidiaries at law or in equity, or before any arbitrator of any kind, or before or by any Governmental Body, domestic or foreign, and, except for the U.S. Cannabis Laws, the Corporation is not aware of any existing ground on which any such action or proceeding might be commenced with any reasonable likelihood of success. Neither the Corporation nor any of the Subsidiaries is subject to any outstanding orders, writs, injunctions, decrees, judgments, awards, determinations, work orders or directions of any court, arbitrator or Governmental Body;

(v)

except for the Previously Announced Acquisitions, the Operative Agreements and agreements entered into in the ordinary course, neither the Corporation nor any of the Subsidiaries is a party to, or otherwise bound by, any agreement, written or oral, including with respect to any indebtedness, guarantee, indemnification, lease or joint venture;

(w)

except in connection with the Previously Announced Acquisitions, neither the Corporation nor any of the Subsidiaries is committed to make any capital expenditures, nor have any capital expenditures been authorized by the Corporation or the Subsidiaries;

(x)

except in connection with the Previously Announced Acquisitions, neither the Corporation nor any of the Subsidiaries, as applicable, has directly or indirectly: (i) made or authorized any loans to any Person, including its officers, directors, former directors, shareholders and employees and any person not dealing at arm’s length with any of the foregoing; (ii) made any payments or distributions in kind to its shareholders or former shareholders or declared any dividends on the outstanding common shares of the Corporation or other securities of the Corporation; or (iii) agreed to do any of the foregoing;

(y)	except as disclosed to the Agents and as disclosed in its public filings, the Corporation has no employees or consultants;

(z)

neither the Corporation nor any of the Subsidiaries is in material breach or default, has not received any notice of default or violation, and is not aware of any potential or threatened notice of alleged default or violation, of the provisions of any contracts, agreements, indentures or instruments to which the Corporation or any Subsidiary is a party or by which it is bound;

(aa)

except for the U.S. Cannabis Laws, all laws, regulations, and orders of any Governmental Body having jurisdiction over the Corporation and the Subsidiaries are being, and have been, complied with in all material respects by the Corporation;

(bb)	the Corporation is a taxable Canadian Corporation within the meaning of the Tax Act;

(cc)

the Corporation and the Subsidiaries have in a due and timely manner, filed or caused to be filed all Returns and all information and data in connection therewith, required to be filed by the Corporation and the Subsidiaries or on the Corporation’s and the Subsidiaries’ behalf with any Governmental Body to whom the Corporation and each of the Subsidiaries is subject;

(dd)

all Returns filed by the Corporation and the Subsidiaries are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by the Corporation and the Subsidiaries with respect to items or periods covered by such Returns;

(ee)

the Corporation and the Subsidiaries have paid all Taxes and any interest, penalties and fines in connection therewith, properly due and payable, and has paid all of same in connection with all known assessments, reassessments and adjustments;

(ff)

no material deficiencies exist or have been asserted with respect to Taxes of the Corporation and the Subsidiaries, as applicable, and no other Taxes nor any interest, penalties and fines have been claimed by any Governmental Body or are known to the Corporation and the Subsidiaries, as applicable, to be due and owning by the Corporation and the Subsidiaries or are pending or threatened (including all tax instalments) or by reason of the transactions herein contemplated will become due and owing by the Corporation and the Subsidiaries, as applicable, and there are no matters of dispute or under discussion with any Governmental Body, relating to Taxes by such Governmental Body;

(gg)

the Corporation has withheld all amounts required to be withheld, including without limiting the generality of the foregoing, all amounts required to be withheld under the Tax Act, for employee deductions, unemployment insurance, the Canada Pension Plan and Goods and Services Tax payable under the Excise Tax Act (Canada) and any other amounts required by law to be withheld from any payments made to non- residents and any of its officers, directors and employees, and has paid the same to the proper taxing authority or receiving offices where the deadline for such payment has occurred, on a timely basis;

(hh)	the Subsidiaries have withheld all amounts required to be withheld under the applicable tax laws;

(ii)

there are no agreements, waivers (including a waiver in respect of time within which a reassessment may be made by any taxing authority) or other arrangements providing for any extension of time with respect to the filing of any Returns by, or payment of any Tax, governmental charge or deficiency against, the Corporation and the Subsidiaries;

(jj)

there are no actions, audits, assessments, reassessments, suits, proceedings, investigations or claims threatened or pending against the Corporation and the Subsidiaries in respect of Taxes, governmental charges or assessments, or any other matters under discussion with any Governmental Body relating to Taxes asserted by any such Governmental Body;

(kk)

neither the Corporation nor any of the Subsidiaries is party to any agreement or arrangement providing for the allocation, indemnification or sharing of Taxes or have been a member of a combined, consolidated, unitary or affiliated group for purposes of paying Taxes;

(ll)

neither the Corporation nor any of the Subsidiaries is subject to any written agreement entered into with, or private ruling issued by, any Governmental Body with respect to Tax matters that is currently in effect;

(mm)

to the knowledge of the Corporation, all filings made by the Corporation and the Subsidiaries under which they have received or are entitled to government incentives have been made in all material respects in accordance with all applicable legislation and contain no misrepresentations of material fact and do not omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed;

(nn)

the Corporation has not made or filed any election under Section 83 of the Tax Act in respect of capital dividends, nor under Section 85 or any other section of the Tax Act under which the liability for taxes is deferred or any equivalent provincial provision;

(oo)

except as indicated in the Corporation’s most recent financial statements, the Corporation has not acquired or had the use of any of property and assets from a Person with whom the Corporation and the Subsidiaries was not dealing at arm’s length within the meaning of the Tax Act. The Corporation have not disposed of any property or asset to such a Person for proceeds less than the fair market value thereof;

(pp)

no creditor of the Corporation or the Subsidiaries, as applicable, has forgiven a debt or other obligation owing by the Corporation or the Subsidiaries, as applicable, or settled or extinguished such debt or obligation for an amount less than the principal amount of the debt or obligation;

(qq)	the Corporation does not have any unpaid amounts that may be required to be included in income under Section 78 of the Tax Act;

(rr)

since the date of the Corporation’s most recent audited financial statements, the Corporation is not aware of and has not been advised of: (i) any significant deficiencies in the design or operation of its internal controls that could adversely affect its ability to record, process, summarize and report financial data, (ii) any material weakness in its internal controls or (iii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls;

(ss)	the Corporation’s Auditors are independent public accountants as required under Securities Laws;

(tt)	the Operative Agreements have been executed are in good standing in all material respects and in full force and effect;

(uu)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation are pending, contemplated or threatened by any regulatory authority;

(vv)

the authorized capital of the Corporation consists of an unlimited number of common shares without nominal or par value of which, as at the date hereof, 45,064,446 Common Shares are issued and outstanding as fully paid and non-assessable. Other than the Debentures and Warrants and as provided in the Corporation’s most recent financial statements for the period ended July 31, 2018 and in connection with the Previously Announced Acquisitions, there are no outstanding shares of the Corporation or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of the Corporation or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Corporation of any shares of the Corporation or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of the Corporation, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of the Corporation; and all outstanding shares of the Corporation have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights;

(ww)

the authorized capital of the 320204 US Holdings Corp. (“USH”) consists of 100 common shares with a par value of $0.0001 per share, of which, as at the date hereof, 100 shares are issued and outstanding as fully paid and non-assessable Except as aforesaid, there are no outstanding shares of USH or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of USH or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by USH of any shares of USH or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of USH, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of USH; and all outstanding shares of USH have been duly authorized and validly issued, and are fully paid and non- assessable and are not subject to, nor issued in violation of, any pre-emptive rights;

(xx)

the authorized capital of the 320204 Nevada Holdings Corp. (“UNH”) consists of 100 common shares with a par value of $0.0001 per share, of which, as at the date hereof, 100 shares are issued and outstanding as fully paid and non-assessable. Except as aforesaid, there are no outstanding shares of UNH or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of UNH or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by UNH of any shares of UNH or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of UNH, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of UNH; and all outstanding shares of UNH have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights;

(yy)

the authorized capital of the Eco Firma Farms, LLC (“EFF”) consists of an unlimited number of ownership interests evidenced by Units, of which, as at the date hereof, 100 Units are issued and outstanding as fully paid and non-assessable. Except as aforesaid, there are no outstanding shares of EFF or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any Units of EFF or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by EFF of any Units of EFF or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Units of EFF, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of EFF; and all outstanding Units of EFF have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights;

(zz)	other than this Agreement, neither the Corporation nor any of the Subsidiaries is a party to any agreement which in any manner affects the voting control of any of its securities;

(aaa)

except in connection with the Previously Announced Acquisitions, there is no agreement, plan or practice relating to the payment of any management, consulting, service or other fee or any bonus, pensions, share of profits or retirement allowance, insurance, health or other employee benefit other than in the ordinary course of business of the Corporation and the Subsidiaries, as applicable;

(bbb)

except as otherwise disclosed to the Agents and as disclosed in its public filings, neither the Corporation nor any of the Subsidiaries has any plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or any of the Subsidiaries, as applicable, for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(ccc)

except as otherwise disclosed to the Agents, none of the directors, officers or employees of the Corporation or the Subsidiaries, or any associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any material transaction with any member of the Corporation or the Subsidiaries, as applicable, that materially affects, is material to or will materially affect the Corporation or the Subsidiaries, as applicable;

(ddd)

the Corporation’s and the Subsidiaries’ insurance policies are valid and enforceable and in full force and effect, are underwritten by unaffiliated and reputable insurers, are sufficient for all applicable requirements of law and provide insurance, including liability insurance, in such amounts and against such risks as is customary for corporations engaged in businesses similar to that carried on by the Corporation and the Subsidiaries, as applicable. Neither the Corporation nor any of the Subsidiaries is in default in any material respect with respect to the payment of any premium or material compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. Neither the Corporation nor any of the Subsidiaries has received notice from any of the insurers regarding cancellation of such insurance policy;

(eee)

neither the Corporation nor any of the Subsidiaries is a partner or participant in any partnership, joint venture, profit-sharing arrangement or other association of any kind, including as a beneficiary or trustee in any trust arrangement and is not party to any agreement under which the Corporation or any of the Subsidiaries, as applicable, agrees to carry on any part of its business or any other activity in such manner or by which the Corporation or any of the Subsidiaries agrees to share any revenue or profit with any other Person;

(fff)

the books and records of the Corporation and the Subsidiaries completely and correctly set out and disclose in all material respects, in accordance with IFRS, the financial position of the Corporation and all undertakings, all liabilities, including contingent liabilities, assets and shareholders’ equity accounts as applicable and available, and all financial transactions of the Corporation and the Subsidiaries relating to its business have been accurately recorded in such books and records;

(ggg)

the corporate records and minute books of the Corporation and the Subsidiaries contain complete and accurate minutes of all meetings and resolutions of the directors (and any committees thereof) and shareholders of the Corporation and the Subsidiaries, as applicable, and the share certificate books, register of shareholders, register of transfers and register of directors of the Corporation and the Subsidiaries are complete and accurate in all material respects;

(hhh)

other than the Agents, there is no Person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement; and

(iii)

the Corporation is a “reporting issuer” in each of Alberta, British Columbia and Ontario, and, other than the 1K Default in Alberta, it is not in default of any requirement of Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Regulators in such jurisdictions.

(2)

Representations, Warranties and Covenants of the Agents. The Agents hereby represent, warrant and covenant to the Corporation, and acknowledge that the Corporation is relying upon such representations, warranties and covenants, that:

(a)

the Agents are, and will remain so, until the completion of the Offering, appropriately registered under applicable Securities Laws so as to permit them to lawfully fulfill their obligations hereunder;

(b)

the Agents have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein and this Agreement is a valid, legal and binding obligation of each Agent enforceable against each Agent in accordance with its terms;

(c)	the Agents will use their “best efforts” to arrange for Purchasers in the Offering Jurisdictions;

(d)

the Agents have offered to sell, and will offer and sell, Units (other than the Agents Units) only to Persons who are “accredited investors” (as defined under Securities Laws), or to Persons otherwise exempt from the prospectus requirements of Securities Laws in the Offering Jurisdictions and other jurisdictions by virtue of the “minimum amount investment” or “investment dealer exemption”, as applicable;

(e)

the Agents have complied and will comply, and shall require any investment dealer or broker with which the Agents have a contractual relationship in respect of the sale of the Units (other than the Agents Units) (each a “Selling Firm”) to comply, with all applicable Securities Laws in connection with the offer and sale of the Units (other than the Agents Units), and shall offer the Units (other than the Agents Units) for sale to potential Purchasers on a private placement basis directly and through Selling Firms upon the terms and conditions set out in this Agreement. The Agents have offered and will offer, and shall require any Selling Firm to offer, for sale to potential Purchasers on a private placement basis and sell the Units (other than the Agents Units) only in those jurisdictions where they may be lawfully offered for sale or sold. The Agents shall use its reasonable commercial efforts to ensure that any Selling Firm appointed pursuant to this Agreement complies with the covenants and obligations of the Agents hereunder;

(f)

the Agents shall, and shall require any Selling Firm to agree to, offer the Units in a manner which complies with and observes all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Units and will not, directly or indirectly, offer, sell or deliver any Units to any person in any jurisdiction other than the Offering Jurisdictions;

(g)

the Agents and their representatives (including any Selling Firms) have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Units in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio, television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Units whose attendees have been invited by any general solicitation or general advertising;

(h)

other than the Corporate Presentation and the Subscription Agreement and any other documents previously approved by the Corporation in writing for distribution to prospective Purchasers, the Agents have not and will not: (i) provide prospective Purchasers with any other document; or (ii) solicit offers to purchase or sell the Units so as to require the filing of a prospectus or offering memorandum or other continuous disclosure filings;

(i)

the Agents will notify the Corporation with respect to the identity and jurisdiction of residence of each Purchaser in the Offering as soon as practicable and with a view to affording sufficient time to allow the Corporation to secure compliance with all applicable Securities Laws in connection with the sale of the Units (other than the Agents Units) to the Purchasers;

(j)

The Agents will obtain from each Purchaser in the Offering and deliver to the Corporation at least 48 hours in advance of the Closing Time, a properly completed and duly executed Subscription Agreement, together with any additional documentation as may be reasonably requested by the Corporation;

(k)

the Agents will use their commercially reasonable efforts to obtain a duly completed and executed Subscription Agreement and all applicable undertakings and other forms required under Securities Laws and as required by the Exchange for the purchase and sale of the Units (other than the Agents Units) from each Purchaser; and

(l)

the Agents have not made, and will not make, any representations or warranties about the Corporation and/or the Securities except as previously approved by the Corporation for distribution to prospective Purchasers.

6.	Closing Deliveries.

(1)

The purchase and sale of the Units shall be completed at the Closing Time on the Closing Date at the offices of Koffman Kalef LLP, 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4, the Corporation’s counsel, or at such other place as the Agents and the Corporation may agree. At or prior to the Closing Time, the Corporation shall deliver one or more certificate(s) or the electronic equivalent thereof evidencing the Debentures and Warrants in definitive form, and such other form of evidence of ownership of the Units to be registered as directed by the Agents in writing not less than 24 hours prior to the Closing Time, against payment by the Agents to the Corporation, at the direction of the Corporation, in the lawful money of Canada by wire transfer or by certified cheque or bank draft, of an amount equal to the aggregate purchase price for the Units being issued and sold pursuant to the Offering less the Agents’ Fee, Agents’ Expenses in accordance with this Agreement.

7.	Closing Conditions.

(1)	Each Purchaser’s obligation to purchase the Units (other than the Agents Units) at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)

the Agents shall have received a certificate, dated as of the Closing Date and addressed to the Agents (on their own behalf and on behalf of all of the Purchasers), signed by the Chief Executive Officer of the Corporation, or such other officers or directors of the Corporation as the Agents may agree, certifying for and on behalf of the Corporation and without personal liability, to the best of the knowledge, information and belief of the persons so signing after due inquiry, that:

(i)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation or prohibiting the issue and sale of the Units or any of the Corporation’s issued securities has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)

other than disclosed to the Lead Agent, since the date of the Corporations’ most recent financial statements, (A) there has been no material adverse change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation; and (B) except for the Previously Announced Acquisitions, no transaction has been entered into by the Corporation which is or would be material to the Corporation;

(iii)	the Corporation has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv)

the representations and warranties of the Corporation contained in this Agreement are true and correct, in all material respects, as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transaction contemplated by this Agreement unless made as of a specified date, in which case such representations and warranties shall be true and correct, in all material respects, as at such date.

(b)

the Agents shall have received at the Closing Time a certificate dated the Closing Date, signed by an appropriate officer or officers of the Corporation addressed to the Agents and their counsel, with respect to the constating documents of the Corporation, all resolutions of the Corporation’s board of directors relating to the Operative Agreements and otherwise pertaining to the issue and sale, as applicable, of the Units, the incumbency and specimen signatures of signing officers and such other matters as the Agents may reasonably request;

(c)	evidence that each of the Operative Agreements has been executed by the parties thereto in form and substance satisfactory to the Agents, acting reasonably;

(d)	the Agents shall have received evidence satisfactory to the Agents that all requisite approvals and consents have been obtained by the Corporation in order to complete the Offering;

(e)

the Agents shall have received legal opinions addressed to the Agents, in form and substance satisfactory to the Agents’ counsel, acting reasonably, dated as of the Closing Date, from Koffman Kalef LLP, counsel to the Corporation or where appropriate, counsel in other jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation, as appropriate, with respect to the following matters:

(i)	the incorporation and valid existence of each of the Corporation and each of the Subsidiaries;

(ii)	the authorized and issued share capital of each of the Corporation and each of the Subsidiaries;

(iii)

the Corporation being a “reporting issuer”, or its equivalent, in each of Alberta, British Columbia and Ontario, and not in default under Securities Laws in Alberta, British Columbia and Ontario, other than the 1K Default in Alberta;

(iv)

as to the corporate power of the Corporation to enter into the Operative Agreements and to perform the obligations set out therein, and each of the Operative Agreements has been duly authorized and executed by the Corporation and constitutes a valid and binding obligation of the Corporation enforceable against the Corporation accordance with their respective terms (subject to customary exceptions);

(v)

none of the execution of the Operative Agreements by the Corporation and the fulfillment of the terms of the Operative Agreements by the Corporation will result in a breach of and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any of the constating documents of the Corporation or any resolutions of the directors or shareholders of the Corporation or to any order or decree of any court, agency, tribunal, arbitrator or other authority to which the Corporation is subject;

(vi)	all requisite corporate action has been taken by the Corporation to authorize the creation and issuance of the Units and to reserve and set aside for issuance the Debentures and the Warrants;

(vii)

the Debentures and the Warrants that comprise the Units will have been duly and validly created, authorized and issued on payment of the Purchase Price therefor (or in the case of the Agents’ Units, the issuance as consideration for the services performed by the Agents hereunder), such Debentures and Warrants having attributes corresponding in all material respects to the description thereof set forth in the Operative Agreements;

(viii)	upon exercise of any Warrants, the Debentures (other than the Initial Debentures) will be duly and validly created, authorized and issued, in accordance with their terms;

(ix)	the Corporation will have a sufficient number of Common Shares reserved for issuance upon the conversion of the Debentures in accordance with their respective terms;

(x)	upon conversion of any Debentures in accordance with their terms, the Common Shares upon such conversion will be duly and validly created, authorized and issued as fully paid and non-assessable;

(xi)	holders of the Debentures and Warrants will be entitled to the benefits of, and will be subject to the obligations provided for in, the Debenture Indenture the Warrant Indenture, respectively;

(xii)

no authorization, consent, permit or approval of, or other action by, or filing with or notice to, any governmental agency or authority, regulatory body, court, tribunal or other similar entity having jurisdiction is required at this time in connection with the execution, delivery and performance by the Corporation of the Operative Agreements, except as may be set forth in the Indentures and for receipt of final approval of the Exchange;

(xiii)	the Trustee has been appointed as the trustee with respect to the Debentures and Warrants under the Indentures;

(xiv)

the issuance and sale of the Units to the Purchasers in the Offering Jurisdictions in accordance with the Subscription Agreements have been effected in such a manner as to be exempt from the prospectus requirements of applicable Securities Laws and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of the Securities Regulators will be required to be obtained under applicable Securities Laws to permit the offering, issue, sale and delivery of the Units, subject to the completion of filings required to be made after the completion of the Offering together with the payment of requisite filing fees;

(xv)

the issuance of Common Shares by the Corporation upon the conversion of Debentures in accordance with the terms of the Debenture Indenture from time to time to holders resident in the Offering Jurisdictions being exempt from the prospectus requirements of applicable Securities Laws and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of the Securities Regulators will be required to be obtained under applicable Securities Laws to permit the offering, issue, sale and delivery of such Common Shares (other than such as have been obtained);

(xvi)

the first trade of the Securities by a Purchaser to whom the Securities Laws of the Offering Jurisdictions apply will be a distribution or otherwise subject to the prospectus requirements of the Securities Laws of the Offering Jurisdictions unless:

(A)	the Corporation is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding such first trade;

(B)	at least four months have elapsed from the date of distribution of the Units;

(C)

the certificates representing the Securities, if any, carry the legend required by Section 2.5(2)3(i) or (ii) of NI 45-102, or if the Securities are entered into a direct registration or other electronic book-entry system, or if the Purchaser did not directly receive a certificate representing the Securities, the Purchaser received a written notice containing the legend restriction notation set out in Section 2.5(2)3(i) or (ii) of NI 45-102;

(D)	the trade is not a “control distribution” as defined in NI 45-102;

(E)	no unusual effort is made to prepare the market or to create a demand for the Securities and no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(F)

if the seller of the Units or other Securities is an “insider” or “officer” of the Corporation (as those terms are defined in such Securities Laws), the seller has no reasonable grounds to believe that the Corporation is in default of any requirement of securities legislation;

(xvii)

the form and terms of the certificates representing the Securities, if any, have been approved by the directors of the Corporation and conform with the provisions of the BCBCA and, in the case of the Debentures and Warrants, the Debenture Indenture and the Warrant Indenture, respectively; and

(xviii)	such other matters as the Agents’ legal counsel may reasonably request; and

(f)

the Agents shall have received a certificate of good standing, or the equivalent thereof in the relevant jurisdiction, with respect to the Corporation and the Subsidiaries issued by each of the appropriate regulatory authority dated the Closing Date.

8.	Closing of Over-Allotment Option

(1)

The Over-allotment Option shall be exercisable on notice in writing to the Corporation, in whole or in part, at any time until the Closing Date. The Lead Agent, on behalf of the Agents, shall provide written notice to the Corporation of its election to exercise the Over-Allotment Option, which notice will set forth the aggregate number of Over-Allotment Units to be purchased; and (ii) the closing date for the Over-Allotment Units, provided that such closing date shall not be less than two Business Days and no more than seven Business Days following the date of such notice.

(2)	The purchase and sale of the Over-Allotment Units, if required, shall be completed at such time and place as the Agents and the Corporation may agree, and in accordance with Section 8(1) above.

(3)

At the closing of the Over-Allotment Option, subject to the terms and conditions contained hereof, the Corporation shall deliver to the Agents the Over-Allotment Units, in electronic or certificated form, registered as directed by the Agents, against payment to the Corporation by the Agents of the aggregate Offering Price for the Over-Allotment Units being issued and sold by wire transfer or certified cheque, net of the Agents’ Fee and any expenses of the Agents payable by the Corporation as set out in this Agreement.

(4)

The applicable terms, conditions and provisions hereof (including the provisions of Section 7 relating to closing deliveries) shall apply mutatis mutandis to the closing of the issuance of any Over-Allotment Units pursuant to any exercise of the Over-Allotment Option.

(5)

In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change the composition of the Units, or the securities comprising the Units, during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Units issuable on exercise thereof such that the Agents are entitled to arrange for the sale of the same number and type of securities that the Agents would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

9.	Termination Events.

(1)

The Agents shall be entitled to terminate their obligations hereunder and the obligations of the Purchasers in relation to the Offering by written notice to that effect given to the Corporation at or prior to the Closing Time if (each of the following, a “Termination Event”):

(a)

there should occur or come into effect any material change (actual, contemplated or threatened) or any change in a material fact or occurrence of a material fact or event in the business, operations, assets, affairs, capital or condition (financial or otherwise) of the Corporation that, in the reasonable opinion of the Agents would reasonably be expected to have a Material Adverse Effect on the market price or value of the securities of the Corporation;

(b)

the Agents determine that there exists any fact or circumstance not generally disclosed to the public which, in the opinion of the Agents would reasonably be expected to have Material Adverse Effect on the market price or value of the securities of the Corporation;

(c)

an order shall have been made or threatened to cease or suspend trading in the Units, or to otherwise prohibit or restrict in any manner the distribution or trading of the Units, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the Exchange, which order has not been rescinded, revoked or withdrawn;

(d)	the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation becomes or is false;

(e)	the Agents are not satisfied in their sole discretion with their due diligence review investigations in respect of the Corporation;

(f)	the state of the national or international financial markets is such that, in the reasonable opinion of the Agents, the Units cannot be profitably marketed;

(g)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality or any securities regulatory authority or any law, rule or regulation is enacted or changed which in the opinion of the Agents, acting reasonably, operates to prevent, restrict or otherwise materially adversely affect the distribution or trading of the Units or any other securities of the Corporation; or

(h)

there should develop, occur, or come into effect or existence any event, action, state, condition (including without limitation, an act of terrorism) or major financial, political or economic occurrence of a national or international consequence or any law or regulation, or any action, government, law regulation, inquiry or other occurrence of any nature, which in the reasonable opinion of the Agents, seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect or involve the financial markets in nationally or internationally or the business, operations or affairs of the Corporation or the marketability of the Units.

(2)

The Corporation agrees that all terms and conditions in this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by the Corporation that it will use its commercially reasonable efforts to cause such conditions to be complied with, and any breach or failure by the Corporation to comply with any of such conditions shall entitle the Agents, at their option in accordance with Section 9, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Units) by notice to that effect given to the Corporation at or prior to the Closing Time. The Agents may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agents only if the same is in writing and signed by them.

10.	Exercise of Termination Right.

            The rights of termination contained in Section 9 of this Agreement may be exercised by the Agents, and are in addition to any other rights or remedies the Agents may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Agents, there shall be no further liability on the part of such Agents to the Corporation or on the part of the Corporation to such Agents except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination under Section 12 and Section 13.

11.	Survival of Representations and Warranties.

            All terms, warranties, representations, covenants, indemnities and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Units and continue in full force and effect for the benefit of the Agents, the Purchasers and/or the Corporation, as the case may be, for a period of two years, regardless of the closing of the Offering and regardless of any investigations which may be carried out by the Agents or on its behalf and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents in connection with the purchase and sale of the Units or otherwise. Without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Agents by the Corporation, or the contribution obligations of the Agents or those of the Corporation, shall survive and continue in full force and effect, indefinitely.

12.	Indemnification.

(1)

The Corporation hereby agrees to indemnify and hold harmless the Agents, their respective subsidiaries and affiliates, directors, officers, employees, partners, agents, shareholders, advisors and each other person, if any, controlling the Agents or any of its subsidiaries, affiliates and each shareholder of the Agents (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation’s execution of this Agreement. The Corporation agrees to waive any right the Corporation may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with this Agreement except to the extent any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgment to have resulted from the negligence or bad faith of such Indemnified Party and the expenses, losses, claims, damages or liabilities as to which the indemnification is claimed were directly caused by the negligence or bad faith.

(2)

The Corporation agrees that in case any legal proceeding is brought against an Indemnified Party by any governmental commission or regulatory authority or any stock exchange, or any entity having regulatory authority, either domestic of foreign, shall investigate the Corporation and/or an Indemnified Party, and any Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designated to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Indemnified Party, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable out-of-pocket expenses by the Indemnified Party in connection therewith shall be paid by the Corporation as they occur.

(3)

Promptly after receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Indemnified Party will notify the Corporation in writing of the particulars thereof, provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to any Indemnified Party. The Corporation shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the investigation or defence of the Claim, including the prompt employment of counsel reasonably acceptable to the Agents or the applicable Indemnified Party affected and the payment of all reasonable expenses and throughout the course of any investigation or legal proceeding as contemplated herein, the Corporation will provide copies of all relevant documentation to the Agents, will keep the Agents advised of the progress thereof and will discuss with the Agents all significant action proposed.

(4)

No admission of liability and no settlement of any action shall be made without the prior written consent of the Corporation and the Indemnified Party, such consent not to be unreasonably withheld or delayed.

(5)

Notwithstanding that the Corporation shall undertake the investigation and defence of any action, the Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless: (i) employment of such counsel has been authorized by the Corporation; (ii) the Corporation shall not have assumed the defence of the action within five business days after receiving notice of the action; (iii) the named parties to any such action include both the Corporation and the Indemnified Party or the Indemnified Party shall have been advices by counsel that there may be a conflict of interest between the Corporation and the Indemnified Party; or (iv) there are one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation.

(6)	The indemnity obligations of the Corporation hereunder are in addition to any liabilities which the Corporation may otherwise have to the Agents or any other Indemnified Party.

(7)

With respect to any party who may be indemnified by Section 12(1) above and is not a party to this Agreement, the Agent shall obtain and hold the rights and benefits of this Section 12 in trust for and on behalf of such Indemnified Party.

13.	Contribution.

(1)

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 12 would otherwise be available in accordance with its terms but is, for any reason, unavailable to or unenforceable by the Agents or enforceable otherwise than in accordance with its terms or insufficient to hold any Indemnified Party harmless, the Corporation shall contribute to all claims suffered or incurred by any Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and any Indemnified Party on the other hand from the issue and sale of the Units but also the relative fault of the Corporation or any Indemnified Party as well as any relevant equitable considerations. The Corporation shall in any event be liable to contribute to the amount paid or payable by an Indemnified Party as a result of a claim under Section 12, any amounts in excess of the Agents’ Fee or any portion of such Agents’ Fee actually received by the Indemnified Party. The Agents shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Agents’ Fee or any portion of such Agents’ Fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful misconduct or negligence.

(2)	The rights to contribution provided in this Section 12 shall be in addition to and not in derogation of any other right to contribution which the Agents may have by statute or otherwise at law.

(3)

With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Corporation to constitute the Agents as trustee for such Indemnified Party of the rights and benefits of this Section 12 and the Agents agree to accept such trust and to hold the rights and benefits of this Section 12 in trust for an on behalf of such Indemnified Party.

(4)

For greater certainty, in the event of unenforceability or unavailability of the indemnity provided for in Section 12, the Corporation shall not have any obligation to contribute pursuant to this Section 12 except to the extent the indemnity given by it in Section 11 would have been applicable to such Claim in accordance with its terms, had such indemnity been found to be enforceable and available to the Indemnified Parties.

14.	Agents’ Fee and Expenses.

(1)

In consideration of the Agents acting as agents for the Offering, the Corporation agrees to pay to the Agents the Agents’ Fee, being equal to: (a) 6.0% of the gross proceeds of the Offering resulting from the sale of Units to Purchasers (other than Purchasers on the President’s List; and (b) 3% of the gross proceeds of the Offering resulting from the sale of Units to Purchasers on the President’s List. In addition, the Corporation has agreed to issue to the Agents the Agents’ Compensation Warrants, in a number equal to: (a) 6% of the number of Units sold to Purchasers (other than to Purchasers on the President’s List); and (b) 3% of the number of Units sold to Purchases on the President’s List. For clarity, the Agents’ Fee and Agents’ Compensation Warrants will be paid and issued, respectively, in connection with the exercise of the Over-Allotment Option.

(2)

The Corporation has paid to the Lead Agent a non-refundable work fee of $20,000 for providing advisory services and such other services as the Lead Agent and the Corporation may agree upon, as well for offsetting the costs of the Lead Agent incurred in performing its due diligence and marketing of the Corporation, to brokers and eligible investors in support of the Offering, and the Lead Agent hereby acknowledge receipt of the Work Fee.

(3)	The Corporation has paid to the Lead Agent the Retainer Fee to be credited against the Agents’ legal costs on the closing of the Offering.

(4)

Whether or not the Offering is completed, all reasonable costs of the Offering incurred by the Agents, including not limited to, due diligence expenses, travel expenses and other expenses associated with the Offering (such costs and expenses not to exceed $10,000 in the aggregate without the prior written approval of the Corporation) and all fees of the Agents’ designated legal counsel (in an amount not to exceed $60,000, unless otherwise agreed to by the Agents and the Corporation), shall be borne by the Corporation, such Agents’ Expenses to be paid to the Agent upon receipt of the Agents’ statement of expenses: (i) at the Closing Date; or (ii) upon termination of the Offering.

15.	Publicity and Advertisements.

            The Corporation will provide the Agents the opportunity to review any press releases or other public communication issued by the Corporation in connection with the Offering, include a reference to the Agents and its role in any such release or communication, and ensure that any such release or communication complies with applicable laws. The Agents may not make any public announcement or media statement concerning the Offering without the prior consent of the Corporation. The Agents may (subject to the prior approval of the Corporation, acting reasonably) be entitled to place advertisements or announcements in financial and other newspapers, journals or other publications at their own expense describing their services in connection with the Offering.

16.	Notices.

(1)	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	if to the Corporation, to:

C21 Investments Inc.
595 Howe Street, Suite 303 Vancouver, BC V6C 2T5

Attention:	XXXXXXXXXX
XXXXXXXXXXXXXXX
Email:	XXXXXXXXXXX

with a copy (for informational purposes only and not constituting notice) to:

Koffman Kalef LLP
19th Floor, 885 West Georgia Street
Vancouver, British Columbia V6C 3H4

Attention:	XXXXXXXXXXXXX
Email:	XXXXXXXXXXX

(b)	if to the Agents:

Industrial Alliance Securities Inc. 224 4th Avenue South, Suite 600 Saskatoon, Saskatchewan S7K 5M5

Attention:	XXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXX
Email:	XXXXXXXXXXXX

with a copy (for informational purposes only and not constituting notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention:	XXXXXXXXXX
Email:	XXXXXXXXXXXXXXXX

or to such other address as any of the parties may designate by notice given to the others.

(2)

Each notice shall be personally delivered to the addressee or sent by facsimile transmission or other means of electronic transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission or other means of electronic transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

17.	Relationship Between the Corporation and the Agents.

            In connection with the services described herein, each Agent shall act as an independent contractor, and any duties of the Agents arising out of this Agreement shall be owed solely to the Corporation. The Corporation acknowledges that the Agents are securities firms engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services, which may involve services provided to other companies engaged in businesses similar or competitive to the business of the Corporation. The Corporation acknowledges and agrees that in connection with all aspects of the engagement contemplated hereby, and any communications in connection therewith, the Corporation, on the one hand, and the Agents, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Agents, and each party hereto agrees that no such duty will be deemed to have arisen in connection with any such transactions or communications. Information that is held elsewhere within the Agents, but of which none of the individuals in the investment banking department or division of the Agents involved in providing the services contemplated by this agreement actually has knowledge (or without breach of internal procedures can properly obtain) will not for any purpose be taken into account in determining any of the responsibilities of the Agents to the Corporation under this Agreement.

18.	Time of the Essence.

            Time shall, in all respects, be of the essence hereof.

19.	Entire Agreement.

            This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including for greater certainty, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

20.	Severability.

            The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

21.	Governing Law.

            This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Corporation and the Agents irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Agreement.

22.	Successors and Assigns.

            The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Agents and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreement, this Agreement shall not be assignable by any party without the written consent of the others.

23.	Further Assurances.

            Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

24.	Effective Date.

            This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

25.	Language.

            The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente convention ainsi que tout avis, tout état de compte et tout autre document a être ou pouvant etre donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

26.	Counterparts and Facsimile Copies.

            This Agreement may be executed in any number of counterparts and by facsimile or other means of electronic transmission, which taken together shall form one and the same agreement.

[The remainder of this page is blank.]

            If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Lead Agent.

Yours very truly,

INDUSTRIAL ALLIANCE SECURITIES INC.

By:
“Frederik Westra”
Authorized Signing Officer

CANACCORD GENUITY CORP.

By:
“Derek Ham”
Authorized Signing Officer

SPROTT CAPITAL PARTNERS

By:
“Tim Sorensen”
Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions therein set forth.

            DATED this 31st day of December, 2018.

C21 INVESTMENTS INC.

By:
“Robert Cheney”
Authorized Signing Officer